

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Mark Hanchett
Chief Executive Officer
Nxu, Inc.
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

> **Re: Nxu, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 29, 2023**
> **CIK 1722969**

Dear Mark Hanchett:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael J. Blankenship